

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Kevin Halleran
Chief Financial Officer
Blue Owl Real Estate Net Lease Trust
30 N. LaSalle St., Suite 4140
Chicago, IL 60602

> **Re: Blue Owl Real Estate Net Lease Trust**
> **Post-effective Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed June 26, 2023**
> **File No. 000-56536**

Dear Kevin Halleran:

    We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Post-effective Amendment No. 1 to Form 10-12G

Item 1. Business
Share Repurchase Plan, page 28

1.   We acknowledge your response and revised disclosures to prior comment 3, and note your statement that you intend to conduct repurchase offers under the New Repurchase Plan in accordance with the requirements of Rule 13e-4. We also note your disclosure that the repurchase price that will be equal to the NAV per share as of the valuation date will not be available until after the expiration of the applicable tender offer, so shareholders will not know the exact price of shares in the tender offer when they make a decision whether to tender their shares. We also note that shareholders are not able to withdraw their request to tender shares after the repurchase price is known, as that will occur following the expiration of the tender offer. Please explain to us how you expect to conduct your New Repurchase Plan in accordance with Rule 13e-4, and whether you expect to file a

Schedule TO for each repurchase.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Wells, Esq.